EXHIBIT 4(c).9

20 October 2006	Sir John Parker FREng
Chairman

D: +44 (0) 20 7004 3010
Ms Linda L Adamany	F: +44 (0) 20 7004 3012
35 – 37 Grosvenor Square	M: +44 (0) 7831 496201
Flat 24	john.parker@ngrid.com
London
W1K 2HN
Dear Linda,
I am delighted to advise that the Board has confirmed your appointment as a Non-executive Director of National Grid plc (the ‘Company’) with effect from 1 November 2006. This letter sets out the terms of your appointment and it is agreed that this is a contract for services and not a contract of employment.
Appointment

Your appointment, commencing on 1 November 2006, will be subject to your re-election by shareholders at the Company’s AGM in 2007, following which the first term of your appointment will run to the Company’s AGM in 2010, unless otherwise terminated earlier in accordance with the Company’s Articles of Association or by and at the discretion of either party upon one month’s written notice. Continuation of your contract of appointment is contingent on satisfactory performance and re-election by shareholders at forthcoming AGMs. In the event that shareholders do not support your appointment or other shareholder action terminates your appointment you will not be entitled to receive damages for breach of contract. As you know, it is Board policy that Non-executive Directors are typically expected to serve two three-year terms; any extension to this is subject to review by the Nominations Committee (prior to making recommendations to the Board) in the light of good corporate governance policy at the time.
Time Commitment

Overall we anticipate a time commitment of approximately 2-2 1/2 days on average per month, after the induction phase, taking account reading and preparation time for Board and Committee meetings. This will include attendance at Board meetings (estimated 9 scheduled meetings per year of which currently 2-3 are held in the USA) plus ad hoc and emergency meetings, the AGM, any extraordinary general meetings, 2 Board strategy sessions and at least one site visit each year. It is planned that certain Board meetings will be held at the Company’s operational sites (in the UK and USA).
By confirming this appointment, you have agreed that you are able to allocate sufficient time to meet the expectations of your role including appropriate preparation time. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-executive Director of the Company.
You should also have regard to your duties as a Director in light of the UK Listing Rules and Combined Code and obligations arising as a result of the Company’s shares being listed on the New York Stock Exchange, as set out in the relevant section of the Directors’ Information Pack. You will also be subject to the Company’s Share Dealing Code, also set out in the Directors’ Information Pack.
Role

All Directors, Non-executive and Executive, have the same general legal responsibilities to the Company. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board:
•	provides effective business leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and

•	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.
In addition to these requirements of all Directors, the role of the Non-executive has the following key elements:
•	Strategy: Non-executive Directors should constructively challenge and contribute to the development of strategy;

•	Performance: Non-executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

•	Risk: Non-executive Directors should satisfy themselves that the financial function of the Company is professionally managed and that financial controls and systems of risk management are robust and defensible; and

•	People: Non-executive Directors are responsible for determining appropriate levels of remuneration for Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.
Committees

This letter refers to your appointment as a Non-executive Director of the Company. You have also been requested to serve on the Audit and Risk and Responsibility Committees.

Fees

You will be paid an annual retainer fee of £35,000 gross per annum which will be paid monthly in arrears. You will also be entitled to attendance fees of £1,500 for each Board meeting held in your country of residence and £3,000 for each overseas meeting.
In addition, the attendance fee is intended to cover your attendance at any meetings of Committees of which you are a member. You will not receive any additional fees for membership of, or attendance at, any ad hoc Board Committee meetings. For the avoidance of doubt home country attendance fees will be payable where you attend a meeting by telephone or video conference or other such means.
The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office. The Board shall review the above fees from time to time and they are therefore subject to change. All fees and payments will be made subject to any deductions required to be made by the Company.
Please note that the fees paid to Non-executive Directors are currently under review.
Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman and/or Group Company Secretary and General Counsel as soon as apparent.
Independence

The Board has determined you to be independent according to the provisions of the Combined Code.
If you become aware of anything that may affect this determination of independence, this should be disclosed to the Chairman and/or Group Company Secretary and General Counsel as soon as apparent.
Confidentiality

You will, naturally, during your appointment and following its termination not disclose or communicate to any person (except as required by law or in the course of the proper performance of your duties, or with the consent of the Board) nor use for your own account or advantage any confidential information relating to the Company or any of its subsidiaries or associate companies which you obtained during your appointment or otherwise.
You will be required to return all papers containing confidential information on termination of the appointment.
Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Group Company Secretary and General Counsel.
Induction

You have already been provided with an induction to the Company and its businesses and detailed information on a variety of areas plus a Directors’ Information Pack. We have also arranged for various site visits and meetings with senior and middle management and the Company’s advisors. We will also arrange for you to meet major investors as appropriate.
Should you feel you require additional information on any area please contact the Group Company Secretary and General Counsel to arrange this.
Review Process

The performance of individual Directors and the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.
Insurance

The Company has Directors’ and Officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. A summary of the cover is included in your Directors’ Information Pack.
Indemnity

The Articles of Association of the Company and relevant legislation in the UK allow the Company to indemnify Directors in relation to any legal action taken against them (either actual or threatened) as may arise by virtue of their position in the Company. Such indemnity shall indemnify you against expenses (including legal fees) actually and reasonably incurred by you in connection with such action, suit or proceeding and against judgements, fines and amounts paid in settlement in connection with such action, suit or proceeding to the fullest extent permitted. Such right of indemnification shall be without prejudice to any other rights which you may be entitled.
To enable the full extent of this indemnity to apply to you, please sign the attached deeds of indemnity and return both copies to me. One copy will be returned to you in due course.
Independent Professional Advice

Occasions may arise when you consider that you need independent professional advice in the furtherance of your duties as a Director. Please advise either the Chairman or the Group Company Secretary and General Counsel should you seek such advice. The Company will reimburse the full cost of expenditure incurred in respect of such advice.

Governing Law

The agreement contained in this letter shall be governed by, and construed in accordance with, English law and shall be subject to the exclusive jurisdiction of the English courts.
Entire Agreement

This appointment letter represents the entire understanding, and constitutes the whole agreement, in relation to the Appointment and supersedes any previous agreement between yourself and the Company with respect thereto.
On a personal level, I am delighted that you have agreed to accept this appointment to the Board of National Grid plc and I look forward to our building a good working relationship.
          Yours Sincerely
          /s/ JOHN PARKER
Agreed and accepted by:
/s/ MS. LINDA L. ADAMANY
Ms Linda L Adamany